FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

for the month of January 2011

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1. Nomura Issues US Dollar Senior Notes due 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 12, 2011	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Nomura Issues US Dollar Senior Notes due 2016

Tokyo, January 13, 2011 (New York, January 12, 2011)—Nomura Holdings, Inc. today announced that it has finalized the terms of its US dollar senior notes due 2016 as set forth below. The US dollar senior notes are being offered in a global offering outside Japan including a public offering under the shelf registration statement in the United States.

Nomura Securities International, Inc. will serve as the sole bookrunner for this offering.

Outline of senior notes due 2016 (all times below are New York time)

1.	Amount of Issue	USD 1,250,000,000

2.	Denomination	USD 2,000 and integral multiples of USD1,000 in excess thereof

3.	Issue Price	99.291% of the principal amount

4.	Interest Rate	4.125% per annum

5.	Settlement Date	January 19, 2011

6.	Interest Payment Dates	Every January 19 and July 19, commencing July 19, 2011

7.	Maturity Date	January 19, 2016

8.	Redemption	100.00% of the principal amount

9.	Ratings	Baa2 (Moody’s Investors Service)

BBB+ (Standard & Poor’s Ratings Services Japan K.K.)

Ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	+ 81-3-3278-0591

Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, wholesale (global markets, investment banking, and other wholesale), and asset management. For further information about Nomura, please visit www.nomura.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The issuer has filed a registration statement with the Securities and Exchange Commission to which this communication relates. Before you invest, you should read the prospectus relating to the registration statement, the prospectus supplements and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the prospectus and prospectus supplements relating to the securities offered in this offering may be obtained by contacting your Nomura Sales Representative, Nomura Securities International, Inc., 2 World Financial Center, Building B, New York, NY, 10281-1198, Telephone 212 667 9300.